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Exhibit 1

ABER DIAMOND CORPORATION P.O. BOX 4569, STATION A TORONTO, ONTARIO, CANADA M5W 4T9 TEL 416.362.2237 FAX 416.362.2230 WWW.ABER.CA

NEWS RELEASE

APPOINTMENT TO THE BOARD

June 23, 2004 — Toronto, Canada — ABER DIAMOND CORPORATION (TSE-ABZ, NASDAQ-ABER)

The Board of Directors of Aber Diamond Corporation is pleased to announce the appointment of M. Laurent E. Mommeja as a director of the Company. M. Mommeja is the General Manager, Europe of Hermès International SA with responsibility for European and Middle Eastern Distribution. He has been employed by Hermès for the last 23 years of which 14 years were spent in the USA where his last assignment was President and CEO of Hermès Paris Inc., the US subsidiary of Hermès International.

M. Mommeja was born in France in 1956 and is married to jewelry designer Marie-Paule Quercy. They have two children.

Mr. John H. Lamacraft has retired as a director of Aber and is succeeded as Chairman of the Board by Mr. Robert A. Gannicott who is also Chief Executive Officer. Mr. Lars -Eric Johansson has been appointed as Lead Director of the Company.

About Aber

Aber Diamond Corporation is a diamond marketing company supplying a Canadian product to the global diamond market. The Company's wholly owned subsidiary, Aber Diamond Mines Ltd., holds a 40% joint venture interest in Canada's second diamond mine, the Diavik Diamond Mine located off Lac de Gras in Canada's Northwest Territories. The Diavik Diamond Mine is operated by Diavik Diamond Mines Inc. ("DDMI") (60%), a wholly owned subsidiary of Rio Tinto plc. of London, England.

For further information, please contact:

Robert A. Gannicott, Chief Executive Officer — (416) 362-2237
Amir Kalman, Manager, Investor Relations — (416) 362-2237 (ext. 244)

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  Exhibit 1
NEWS RELEASE
APPOINTMENT TO THE BOARD